Mail Stop 3561
      January 13, 2006

R. Greg Smith
Chief Executive Officer
ERF Wireless, Inc.
2911 South Shore Blvd., Suite 100
League City, Texas 77573

Re:	ERF Wireless, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed January 11, 2006
	File No. 333-130274

Dear Mr. Smith:

      We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 26

1. We note the disclosure you have added in response to prior comment
1. Please also disclose how the HIPL family trust acquired the shares that are being offered for resale.

Item 28.  Undertakings, page II-4

2. We note that you have included the Item 512(f) undertaking in response to prior comment 4; however, it does not appear that you are omitting information in reliance upon Rule 430A. Please delete this undertaking and, instead, refer to prior comment 4 and include the new undertakings that became effective on December 1, 2005. See new
Item 512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Albert Pappas, Staff Attorney, at (202) 551-
3378, or me at (202) 551-3810 with any questions.

      					Sincerely,



      					Michele Anderson
      					Legal Branch Chief


cc. Thomas C. Pritchard, Esq.
Brewer & Pritchard, P.C.
	Fax:  (713) 659-5302


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R. Greg Smith
Chief Executive Officer
ERF Wireless, Inc.
January 13, 2006
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